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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15
                                     -------

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
                 SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OR
               SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13
                AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
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                                              Commission File Number: 333-102495


                     Mobile Tire Renew (International), Inc.
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             (Exact name of registrant as specified in its charter)

                              5510 Harvestor Road,
                      Burlington, Ontario, Canada, L7L 5V4
                             Telephone: 416 806 8245
                             -----------------------
     (Address including zip code and telephone number, including area code, of registrant's principle executive offices)

                             6,625,000 Common Shares
                             -----------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please  place  X  in  the  box(es)  to  designate  the   appropriate   rule
provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     [X]           Rule 12h-3(b)(1)(i)     [ ]
          Rule 12g-4(a)(1)(ii)    [ ]           Rule 12h-3(b)(1)(ii)    [ ]
          Rule 12g-4(a)(2)(i)     [ ]           Rule 12h-3(b)(2)(i)     [ ]
          Rule 12g-4(a)(2)(ii)    [ ]           Rule 12h-3(b)(2)(ii)    [ ]
                                                Rule 15d-6              [ ]

     Approximate number of holders of record as of certification or notice date:
As of April 28, 2004, there are approximately 29 shareholders.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Mobile Tire Renew (International), Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

     Mobile Tire Renew (International), Inc. hereby withdrawals its registration statement filed on form SB-2 with the Securities and Exchange Commission on January 14, 2003. The Company withdraws its statement in order to evaluate its current business model and assess current and future strategies. We feel it is in the best interest of the public that this action is taken. There have been no offers or sales of the securities made to date.


Date: April 30, 2004           By:  /s/ Garry Drisdelle
                                    ----------------------------------
                                    Garry Drisdelle
                                    President, Chief Executive Officer
                                    Chief Financial Officer and Chair



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under signature.